Exhibit 99.5

Sizmek-Rocket Fuel Acquisition FAQ

Background

What is the deal summary?

On July 18, 2017, Sizmek, the largest people-based creative optimization and data activation platform, announced it has entered into a definitive agreement to acquire Rocket Fuel.

Sizmek is an affiliate of Vector Capital. Under the terms of the merger agreement, which has been unanimously approved by Rocket Fuel’s board of directors, an affiliate of Sizmek will commence a tender offer for all of the outstanding shares of Rocket Fuel’s common stock for $2.60 per share in cash. This represents an enterprise value for Rocket Fuel of approximately $145 million.

The proposed combination with Sizmek brings Rocket Fuel’s media optimization and industry leading AI-enabled decisioning to Sizmek’s omni-channel creative optimization and data activation platform, marking the next logical step in marketing automation. Combined, the two companies connect more than 20,000 advertisers and 3,600 agencies to audiences in over 70 countries around the globe, and service a client base comprised of an overwhelming majority of the world’s most recognized brands and agencies.

Who is Sizmek?

Sizmek creates impressions that inspire through its people-based creative optimization platform. In the digital world, creating impressions that inspire is vital to building meaningful, long-lasting relationships with your customers. Sizmek provides powerful, integrated solutions so creative and data work together, optimizing campaigns across all media. When your messages resonate, your impact amplifies, and your business reaches new heights. Sizmek operates its platform in more than 70 countries, with local offices providing award-winning service throughout North America, EMEA, LATAM, and APAC, and connecting more than 20,000 advertisers and 3,600 agencies to audiences around the world, serving over 2.3 trillion impressions each year.

How should we describe Rocket Fuel?

Rocket Fuel is a predictive marketing software company that uses artificial intelligence to empower agencies and marketers to anticipate people’s need for products and services. Headquartered in Redwood City, California, Rocket Fuel has more than 20 offices worldwide and trades on the NASDAQ Global Select Market under the ticker symbol “FUEL.”

Rocket Fuel has a decade of experience using AI to enable real-time interaction management for brands and agencies across marketing technology and uses AI to study billions of consumer interactions every day and find those important emotional markers that denote desire, interest and purchase intent and helps marketers make smarter, faster, more informed decisions. Their solutions help agencies and their brands predict in real time the best moment and best environment to interact with individuals, for billions of interactions at a time, to improve the consumer experience.

Rocket Fuel’s service offerings include a DMP and self-service DSP, built on the foundation of AI. Rocket Fuel’s DSP was recently ranked as a top leader in Forrester’s Omnichannel Demand Side Platform, Q2 2017 report.

Strategy

Why did Rocket Fuel enter into an agreement to be acquired by Sizmek?

The acquisition creates one of the largest independent marketing platforms built for agencies and brands. It will fuse together AI-powered predictive analytics, dynamic creative and media optimization to drive true campaign performance. Aligning Sizmek’s creative optimization and data activation capabilities with Rocket Fuel’s AI-powered, predictive marketing platform will provide agencies and their brands with a comprehensive buy side stack to optimize campaigns and maximize ROI across the entire customer journey in real time.

With this integration, clients will gain access to a leading DSP and DMP, and a robust dynamic creative optimization platform and the world’s largest independent 3rd party ad server all under one roof. Together, Rocket Fuel and Sizmek will offer self-service predictive marketing platform will help agencies and brands optimize campaigns across the entire media plan.

This new combination of technology and services is the next logical step in the marketing revolution. Marketers will be able to understand their customers at an atomic level, integrate a robust set of contextual signals into their decision engine, and deliver the most appropriate creative experiences in real-time.

What’s the strategic rationale behind the agreement?

The strategic rationale behind the agreement is based on a shared vision of building the leading predictive multi-channel marketing platform for agencies and brands. The acquisition will serve to create:

•                  Increased opportunities: As all media becomes digital, programmatic advertising will continue to grow significantly.  The integrated company will be well-positioned to compete and win in this space—supporting both brand and performance marketers’ objectives across all digital media.

•                  A strategic position: By combining the two companies, our customers will gain access to a leading DSP and DMP, a robust dynamic creative optimization platform and the world’s largest independent 3rd party ad server all under one roof.

•                  True global scale: The acquisition combines Rocket Fuel’s multinational operations, big data infrastructure with Sizmek’s equally global presence. Combined, the two companies connect more than 20,000 advertisers and 3,600 agencies to audiences in over 70 countries around the globe, and service a client base comprised of an overwhelming majority of the world’s most recognized brands and agencies.

When will the acquisition be completed?

The transaction is slated to be completed in the third quarter of 2017. Before the deal can close, a variety of customary closing conditions must be met, including that at a majority of the shares (>50%) of Rocket Fuel’s common stock are tendered into the offer.

How will the products be integrated to better serve customers?

Post integration, we expect that Sizmek and Rocket Fuel clients will benefit from a full “buy side” stack solution on a global scale that’s more effective at truly optimizing their entire media plan/campaigns-not just their programmatic campaigns. The integration will combine Sizmek’s ad serving and data capabilities with Rocket Fuel’s dual purpose AI-powered DSP/DMP resulting in a DSP neutral, self-service predictive marketing platform allowing for optimization across the entire customer journey and media plan.

This union of resources also provides unparalleled access to an extensive range of data as well as a powerful and comprehensive set of services delivering a range of omni-channel outcome-based solutions. One combined offering, two great ways to optimize across the entire customer journey.

This new combination of technology and services is the next logical step in the marketing revolution. As marketers, you will now be able to understand your customers at an atomic level, integrate a robust set of contextual signals into your decision engine, and deliver the most appropriate creative experience in real-time.

The integration will also give the combined company access to new clients and the opportunity to cross-sell with existing clients

•                  Sizmek clients will be able to take advantage of an enhanced platform that includes all our existing capabilities, plus a DSP, DMP and AI capabilities. The integration will help us to significantly grow our programmatic business by offering a better DCO and DSP combination, a Peer39 integration into a DSP, and scaling our Vantage business.

•                  Rocket Fuel clients will have access to Sizmek’s large SaaS platform that will help to accelerate their ambitions to grow their clients’ own SaaS business.  Another opportunity for both companies is to build a new solution that provides outcome certainty across brand and performance KPI’s.

How will this impact each company’s product roadmaps?

The acquisition will give the respective companies access to new products (i.e. a DSP and DMP from Rocket Fuel and an ad server and data assets [Peer39] from Sizmek).  It will also give us access to additional product and engineering resources and great new talent.

Once the deal closes, our objective is to continue to move our business to SaaS and merge the different solutions into one unified platform, and in the meantime we are pushing full steam ahead.  We are aiming to announce a more detailed product roadmap soon after the acquisition closes.

•                  For Rocket Fuel, the roadmap for Q3 is still valid and we will continue to execute against our commitments including roll-out the new Orion UI, Brand Enhancements, and Insights

•                  For Sizmek, we are pushing full steam ahead with upgrading our clients to Sizmek Advertising Suite.

What does this deal do for Rocket Fuel?

The Rocket Fuel objective is to establish ourselves as a leader in the predictive marketing field while moving our business to a SaaS model.  With this acquisition, we can leverage Sizmek’s platform expertise, their global footprint, and their creative optimization capabilities to accelerate the transition to a full stack platform business.

We’ve made great strides over the past two years.

•                  Our platform business has grown 70% year over year

•                  We’ve crystallized a differentiated position in the market as the predictive marketing platform

•                  and have had 3rd parties like Forrester and 451 validate this

•                  We’ve stabilized our platform (99.9% uptime last month)

•                  We’ve significantly increased the quality and quantity of code that we are releasing

•                  We’ve signed two HoCo deals in just the last month

But still we have faced some fierce headwinds that have hampered our Return to Growth. Combining with Sizmek provides us the financial support and scale we need to move forward with renewed confidence as we continue our transformation.

Who is managing the integration of Rocket Fuel into Sizmek?

Business will remain as usual until the transaction is closed. We are forming an integration team to work on integration planning.

How will we be branded?  What will happen to the Rocket Fuel brand/logo?

During the integration process, the integration team will evaluate how our brands resonate with our clients and the market, and use those insights to make an informed decision once the deal is finalized.

What is Vector’s overall strategy post the Rocket Fuel acquisition?

Post the Rocket Fuel acquisition, we have a real opportunity to be an independent player in the adtech space that offers a full stack solutions for agencies and brands, spanning the entire media plan.  Vector is committed to use the combination of Sizmek and Rocket Fuel to separate the combined entity in the fragmented adtech ecosystem, particularly in the data and programmatic realm on the buy-side.

People

How many employees does Rocket Fuel have?

Rocket Fuel has approximately 850 employees in 23 offices around the globe.

How many employees does Sizmek have?

Sizmek has approximately 900 employees in 26 offices around the globe.

Will my job be affected?  Will there be layoffs?

When two companies join together, the result is a combined organization that creates new and exciting opportunities.  This acquisition not only strengthens our global sales and service operations units but also helps us grow to a truly global product and engineering team.

As part of integration planning, we will review all of our resources to ensure they are aligned to support the go forward strategy and financials.

What happens to my benefits (i.e. payroll, benefits and vacation policies)?

Between now and close of this transaction, there are no changes to your benefits, payroll or vacation.  As part of the integration planning, we will review all benefit offerings.  Post close, we will inform you should there be any changes.

Who do I report to now?

Business will remain as usual with all normal working and reporting structures remaining as they are.

Sizmek and Rocket Fuel both have offices in several of the same cities.  Which offices will remain open?  Will there be any office closures?

Between now and the close of this transaction, we will research our options and decide based on future hiring and location of our clients. Where it makes sense, we will consolidate facilities as appropriate. We will inform staff in advance should there be any change in location.

What is the structure of the combined leadership team?

Mark Grether and Randy Wootton are starting the work to plan out the organizational structure that will be finalized upon the completion of the deal.

How will options and restricted stock unit awards granted by Rocket Fuel be treated in the transaction?

For vested stock options and restricted stock units (RSUs), employees will receive $2.60 minus the exercise price (for each vested option) or $2.60 (for each vested RSU).  Vested and unvested options that are “at-the-money” or “underwater” (that is, have a strike price equal to or above $2.60) will be cancelled.  25% of an employee’s unvested options that are “in the money” and 25% of an employee’s unvested RSUs will be accelerated immediately prior to close and receive the same cash amount as described above for vested awards.  The remainder of an employee’s unvested options and unvested RSUs will be cancelled.

What will happen with the ESPP Program?

For those employees that are actively participating in the current offering period that initiated in May 2017, your funds will be reimbursed to you.  For shares purchased through the program through past offerings that are unsold, like all shareholders, you will be offered the $2.60 share price.

Will there be an equity based incentive program at the combined company?

That is something that will be worked out in integration planning.

Who will be CEO of the combined company?  Any senior level people expected to leave Rocket Fuel?

That is something that will be worked out in integration planning.

How are the 1H 2017 Bonuses being handled?

Based on Actual Q1 and Q2 revenue against goals and in the interest of fiscal responsibility, there will be no funding for the 1H NA Corporate Bonus.   The International Q2 Non-Sales bonus program will be partially funded based on plan design and local performance.

There are colleagues in my department off on vacation/sick leave/paternity or maternity leave.  How and when will they be informed?

The manager of an employee currently on leave will be responsible for communicating the updates with their team.

What happens now?

We expect the deal to close in the third quarter of 2017. Until then, it is business as usual for all of us. We must remain focused on producing extraordinary results for our customers. After all, it is our hard work that attracted Sizmek to the opportunity at
Rocket Fuel.

Customer

What are the benefits for our customers?

Sizmek and Rocket Fuel share the belief that creating impressions that inspire is vital for agencies and brands to build meaningful, long-lasting relationships with their customers.  By combining the two companies, our customers all will gain access to a leading DSP and DMP, and a robust dynamic creative optimization platform and the world’s largest independent 3rd party ad server all under one roof.

This new combination of technology and services is the next logical step in the marketing revolution. Clients will now be able to understand their customers at an atomic level, integrate a robust set of contextual signals into their decision engine, and deliver the most appropriate creative experience in real-time.

What’s the advantage for Rocket Fuel in completing this transaction?

We have always believed our product needed to be connected with other world-class technologies to realize its full potential. Together with Sizmek, the fullest expression of our potential is now within our grasp. They’re the world’s largest people-based creative optimization platform and omni-channel ad server—serving over 2.3 trillion impressions each year.

Rocket Fuel and Sizmek have a lot in common. We are about the same size, share many of the same customers among 3,700 agencies and 20,000 advertisers and have a similar global footprint. Like Rocket Fuel, Sizmek has an impressive heritage in the ad-tech industry going back more than decade. And they have amazing technology and possess a bold vision for the future that I believe is very much aligned with our own.

Another important benefit to this deal is that Sizmek is backed by Vector Capital, a well-respected technology-centric private equity fund with over $3.4 billion under management. Through their support, we will have additional resources to continue investing in AI-powered predictive marketing capabilities for our customers and re-define what is possible for digital marketing.

Is there any customer overlap?

There is some customer overlap, which we see as a great opportunity to cross sell the respective services of both companies under an integrated full- stack platform.

How does this deal improve our overall competitiveness?

This acquisition positions the combined company to be differentiated in the marketplace as it brings together two of the world’s most respected names in advertising technology, to create one of the largest independent marketing platform built for agencies and brands. It will fuse together AI powered predictive analytics, dynamic creative and media optimization to drive true campaign performance. Collectively, Sizmek and Rocket Fuel service more than 20,000 advertisers and 3,600 agencies to global audiences in over 70 countries, and service a client base comprised of the world’s most recognized brands and agencies.

Will our clients be notified?

Yes, both Sizmek and Rocket Fuel will be sending emails to their global distribution lists today. Additionally, all client leaders should be proactively reaching out to their clients (they will be receiving a list of who they should be reaching out to).  Please be sure to use the client talking points provided to ensure messaging is consistent.

When will the teams receive training on Sizmek/Rocket Fuel?

Training will take place after the completion of the deal.

Financial

What are the deal terms?

Under the terms of the Agreement, Sizmek, an affiliate of Vector Capital, will commence a tender offer to purchase all outstanding shares of Rocket Fuel common stock for $2.60 per share in cash, or an enterprise value of approximately $145 million. The proposed transaction, which is expected to close in the 3rd quarter of 2017, is conditioned upon, among other things, satisfaction of a minimum tender condition, regulatory approvals and other customary closing conditions. There are no financing conditions associated with the proposed Agreement. Rocket Fuel’s board of directors has unanimously approved the transaction and recommended that its shareholders tender their shares. Assuming completion of the proposed transaction, Rocket Fuel will become a privately-held company.

Why are you doing this?

This is the right deal for Rocket Fuel. The acquisition creates one of the largest independent marketing platforms built for agencies and brands. It will fuse together AI-powered predictive analytics, dynamic creative and media optimization to drive true campaign performance. Aligning Sizmek’s creative optimization and data activation capabilities with Rocket Fuel’s AI-powered, predictive marketing platform will provide agencies and their brands with a comprehensive buy side stack to optimize campaigns and maximize ROI across the entire customer journey in real time.

Is the goal that the combined company re-enter the public market later down the line?

Right now, we are focused on integration planning.

Are you anticipating any regulatory issues?

Not at this time.

Next Steps

What happens now?

We expect the deal to close in the third quarter of 2017. Until then, it is business as usual for all of us. We must remain focused on producing extraordinary results for our customers. After all, it is our hard work that attracted Sizmek to the opportunity at Rocket Fuel.

Who should I contact if I have additional questions about the acquisition?

•                  For Rocket Fuel employees, if you have any additional questions please contact your manager

Cautions Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding future events, including but not limited to the acquisition of Rocket Fuel Inc. (“Rocket Fuel”) by Sizmek Inc. (“Sizmek”), the capabilities of the combined company following the acquisition, and Rocket Fuel’s expectations for its Media Services business and second half financial results. Words such as “expect,” “believe,” “intend,” “plan,” “goal,” “focus,” “anticipate,” and other similar words are also intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from the results anticipated by such statements, including, without limitation, due to: uncertainties as to the timing of the tender offer and the acquisition; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; the effects of disruption from the tender offer or acquisition on Rocket Fuel’s business; the fact that the announcement and pendency of the tender offer and acquisition may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the tender offer or acquisition making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and the risk that stockholder litigation in connection with the tender offer or the acquisition may result in significant costs of defense, indemnification and liability.

Additional factors that could cause actual results to differ materially from those anticipated are under the caption “Risk Factors” in Rocket Fuel’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and in subsequent SEC filings. These forward-looking statements are made as of the date of this press release, and Rocket Fuel expressly disclaims any obligation or undertaking to update the forward-looking statements contained herein or therein to reflect events that occur or circumstances that exist after the date on which the statements were made.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Rocket Fuel Inc. (“Rocket Fuel”), Sizmek Inc. (“Sizmek”), through an affiliate, will commence a tender offer for all of the outstanding shares of Rocket Fuel. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Rocket Fuel. It is also not a substitute for the tender offer materials that Sizmek will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Sizmek will file tender offer materials on Schedule TO with the SEC, and Rocket Fuel will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ROCKET FUEL’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Rocket Fuel’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Rocket Fuel’s stockholders by contacting Rocket Fuel at ir@rocketfuel.com or by phone at (650) 481-6082, or by visiting Rocket Fuel’s website (www.rocketfuel.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Rocket Fuel with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ROCKET FUEL’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY SIZMEK OR ROCKET FUEL WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, SIZMEK AND ROCKET FUEL.